EX-6.12

[            ], 2013

DundeeWealth Funds

1055 Westlakes Drive, Suite 301

Berwyn, PA 19312

Advisers Investment Trust

4041 N. High Street, Suite 402

Columbus, Ohio 43214

Re:	Agreement and Plan of Reorganization by and among DundeeWealth Funds, DundeeWealth US, LP, Advisers Investment Trust and JO Hambro Capital Management, Limited dated [ ], 2013

Ladies and Gentlemen:

You have asked for our opinion as to certain Federal income tax consequences of transactions contemplated in the above Agreement and Plan of Reorganization (the “Reorganization Agreement”).

Background

DundeeWealth Funds (the “Dundee Trust”) is a Delaware statutory trust consisting of multiple investment funds, three of which are the JOHCM Emerging Markets Opportunities Fund, JOHCM Global Equity Fund and JOHCM International Select Fund (each a “Predecessor Fund”). Advisers Investment Trust is an Ohio business trust consisting of multiple investment funds, three of which are JOHCM Emerging Markets Opportunities Fund, JOHCM Global Equity Fund and JOHCM International Select Fund (each a “Successor Fund”). Dundee Trust and Advisers Investment Trust are open-end investment management companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Successor Funds are newly formed and have no existing shareholders or assets.

On this date, each Predecessor Fund will transfer all of its assets and liabilities to the corresponding Successor Fund in exchange for shares in the corresponding Successor Fund. Each Predecessor Fund will then distribute the corresponding Successor Fund shares to the holders of Predecessor Fund shares in exchange for those Predecessor Fund shares, in liquidation of each Predecessor Fund, and the existence of each Predecessor Fund will be terminated. All of the above steps will constitute the “Transactions.” After this date, each Successor Fund will continue the investment operations of the corresponding Predecessor Fund.

Advisers Investment Trust

[            ], 2013

For purposes of this opinion, we have relied on certain written representations of officers of the Dundee Trust and Advisers Investment Trust, copies of which are attached hereto, and have assumed those representations to be true. We have also assumed that the Reorganization Agreement has been duly authorized by the parties and approved by the shareholders of each Predecessor Fund, and the appropriate documents have been filed with the appropriate government agencies.

All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Reorganization Agreement.

Conclusions

Based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Department regulations currently in effect, current published administrative positions of the Internal Revenue Service, and judicial decisions, and upon the assumptions and representations referred to herein and the documents provided to us by you (including the Combined Proxy Statement/Prospectus dated [            ], 2013 (the “Proxy-Prospectus”) and the Reorganization Agreement), and subject to the limitations set forth below, it is our opinion that, for Federal income tax purposes:

(1)	each Transaction will constitute an “F reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and each Predecessor Fund and Successor Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(2)	no gain or loss will be recognized by any Successor Fund upon the receipt of the assets of the corresponding Predecessor Fund in exchange for the Successor Fund shares and the assumption by the Successor Fund of the liabilities of the Predecessor Fund;

(3)	no gain or loss will be recognized by any Predecessor Fund (1) upon the transfer of its assets to the corresponding Successor Fund solely in exchange for the Successor Fund shares and the assumption by the corresponding Successor Fund of the liabilities of the Predecessor Fund or (2) upon the distribution of the Successor Fund shares to Predecessor Fund shareholders in respect of their shares of the Predecessor Fund;

(4)	no gain or loss will be recognized by Predecessor Fund shareholders upon their receipt of Successor Fund shares in exchange for their shares of a Predecessor Fund;

Advisers Investment Trust

[            ], 2013

(5)	the aggregate adjusted tax cost basis of the Successor Fund shares received by each Predecessor Fund shareholder pursuant to the Transactions will be the same as the aggregate adjusted tax cost basis of the Predecessor Fund shares held by such shareholder immediately prior to the Closing;

(6)	the holding period of the Successor Fund shares received by each Predecessor Fund shareholder will include the period during which the Predecessor Fund shares were held by such shareholder (provided the Predecessor Fund shares were held as capital assets on the date of the Closing);

(7)	the adjusted tax cost basis of the Predecessor Fund assets acquired by the corresponding Successor Fund will be the same as the adjusted tax cost basis of such assets to the Predecessor Fund immediately prior to the Closing;

(8)	the holding period of the assets of the Predecessor Fund in the hands of the corresponding Successor Fund will include the period during which those assets were held by the Predecessor Fund;

(9)	for purposes of Section 381 of the Code, each Successor Fund will be treated as the same corporation as the corresponding Predecessor Fund, and the tax attributes of such Predecessor Fund enumerated in Section 381(c) of the Code will be taken into account by the Successor Fund as if there had been no reorganization; and

(10)	the taxable year of each Predecessor Fund will not end on the Closing Date but will instead continue as the taxable year of the corresponding Successor Fund.

This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court concerning the issues discussed herein. We express no opinion relating to any Federal income tax matter except on the basis of the facts described above. We also express no opinion regarding the federal income tax consequences of the payment of transaction expenses by JO Hambro Capital Management, Limited and DundeeWealth US, LP, except in relation to the qualification of the transfer of each Predecessor Fund’s assets to its respective Successor Fund as a reorganization under Section 368(a) of the Code. Additionally, we express no opinion on the tax consequences under foreign, state or local laws. In issuing

Advisers Investment Trust

[            ], 2013

our opinion, we have relied solely upon existing provisions of the Code, existing and proposed regulations thereunder, and current administrative positions and judicial decisions. Such laws, regulations, administrative positions and judicial decisions are subject to change at any time. Any such change could affect the validity of the opinion set forth above. Also, future changes in federal income tax laws and the interpretation thereof can have retroactive effect.

We hereby consent to the filing of the form of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “INFORMATION ABOUT THE REORGANIZATION – Federal Income Tax Consequences” in the Proxy-Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,